UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Update: Kookmin Bank’s Split-off of its Fund Service Business

This Form 6-K is being furnished solely for the purpose of updating certain information in the Form 6-Ks furnished to the U.S. Securities and Exchange Commission by KB Financial Group Inc. (“KB Financial Group”) on December 14, 2023 and July 5, 2023.

On July 5, 2023, KB Financial Group disclosed that Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, decided to split-off its fund service business to form a new entity (the “Split-off”), which would subsequently become a wholly-owned subsidiary of Kookmin Bank. On December 14, 2023, KB Financial Group further disclosed that the completion of the Split-off had been postponed due to delays in discussions with financial authorities and related parties.

On March 7, 2024, the board of directors of Kookmin Bank passed a resolution to submit an application for the final authorization of the Split-off to the financial authorities, and plans to propose the Split-off as an agenda item for approval at Kookmin Bank’s annual general meeting of shareholders for fiscal year 2023, which is expected to be convened on March 22, 2024 (the “AGM”). KB Financial Group plans to make further disclosures once the schedules relating to the Split-off have been finalized following the approval of the Split-off at Kookmin Bank’s AGM, and Kookmin Bank’s submission of the application for the final authorization of the Split-off to the financial authorities.

The details of the Split-off remain the same as previously disclosed on KB Financial Group’s Form 6-K furnished on July 5, 2023 (the “Original Report”), except for the following items:

1. Key details of the split-off

- Date of split-off: To be determined

- Expected date of registration of split-off: To be determined

4. Details regarding the Remaining Company

- Key financial information following the planned split-off, as of September 30, 2023:

			(Units: KRW)
Total Assets	Total Liabilities	Total Equity	Share Capital
519,048,117,878,309	483,375,515,529,322	35,672,602,348,987	2,021,895,580,000

5. Details regarding the New Company

- Key financial information following the establishment of the New Company, as of September 30, 2023:

			(Units: KRW)
Total Assets	Total Liabilities	Total Equity	Share Capital
19,813,453,601	1,604,909,619	18,208,543,982	500,000,000

For detailed information regarding the Split-off, as well as definitions of certain terms used but not defined herein, please refer to the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2024	By:	/s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer